June 28, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bioplus Life Corp.

Form S-1/A

Filed June 18, 2019

File No. 333-226885

To the men and women of the SEC:

On behalf of Bioplus Life Corp. ("we", "us", or the "Company"), are responding to comments contained in the Staff letter, dated June 20, 2019 addressed to Chong Khooi You, the Company's Chief Executive Officer, with respect to the Company's filing of its Form S-1/A on June 18, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies.

Form S-1 as amended on June 18, 2019

Financing Activities, page 16

1. We note that your discussion of stock issuances during the years ended December 31, 2017 and December 31, 2018 as included in MD&A are inconsistent with the number of shares issued and related proceeds received as disclosed in your consolidated statements of equity for these periods. Please revise your disclosure to ensure that the amounts discussed in MD&A are consistent with those disclosed in your financial statements. Please revise the notes to your audited financial statements to also disclose the nature and terms of these transactions.

Company Response:

We have revised and corrected the inconsistencies.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

2. You state that you have "positive operating cash flows" however we note that you report cash used in operating activities for both years presented. Please revise your disclosures to clarify the results of your cash flows from operating activities.

Company Response:

We have revised accordingly.

Date: June 28, 2019

/s/ Chong Khooi You

Chong Khooi You

Chief Executive Officer